5 April 2013

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 520,000 Reed Elsevier PLC ordinary shares at a price of 742.1947p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 70,832,714 ordinary shares in treasury, and has 1,191,417,516 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier PLC has purchased 13,347,800 shares.

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 300,000 Reed Elsevier NV ordinary shares at a price of €12.5231 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 44,305,406 ordinary shares in treasury, and has 684,736,117 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier NV has purchased 7,692,319 shares.